Mail Stop 4561

September 4, 2009

Ms. Melissa Ballenger
Corporate Controller
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

> **Re:** **MasterCard Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 001-32877**

Dear Ms. Ballenger:

We have reviewed your response letter dated June 9, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part III (Incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Executive Compensation

Compensation Discussion and Analysis

Program Elements, page 31

1. We note that it is MasterCard's philosophy is to target compensation levels between the median and 75th percentile of the peer group for its executive officers and that Mr. Selander's base salary, actual bonus and target long-term incentive placed him between the 50th and 75th percentile of the peer group. In future filings, please consider disclosing where actual compensation fell for all MasterCard named executive officers.

Annual Incentive, page 31

2.   You indicate that the Compensation Committee chose to allocate the funded amount of the bonus pool (148%) under the SEAICP among the named executive officers after discussing their contribution to the overall business results, their attainment of personal objectives and their proficiency in displaying MasterCard's leadership principles and core competencies. Please expand your discussion to provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentive, page 33

3.   We note that with respect to the award of PSUs made in 2008, pre-determined targets were used to measure MasterCard's performance and will be used to determine the final number of shares that will be delivered to your named executive officers. We also note that the Committee reviewed MasterCard's annual budget as well as a three-year outlook to determine what it believed to be challenging yet attainable threshold, target and maximum performance levels. You should disclose the pre-determined targets established for 2008. Similarly, you should disclose the threshold, target and maximum performance levels. If you are relying on Instruction 4 to Item 402(b) to omit these targets, you should provide us with your competitive harm analysis, which should include a discussion of how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed targets. Further, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please address questions regarding these comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant